Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263293

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 30, 2026, as supplemented)

TEUCRIUM WHEAT FUND

This supplement is to the prospectus (the “Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated April 30, 2026, which relates to shares (the “Shares”) issued by Teucrium Wheat Fund (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing Registration No. 333-263293. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Investments in KC HRW Wheat Futures Contracts and MGEX HRS Wheat Futures Contracts

Effective immediately, the Fund may exercise its discretion to invest in (i) KC Hard Red Winter Wheat futures contracts listed for trading on the Chicago Board of Trade (“KC HRW Wheat Futures Contracts”) and (ii) Hard Red Spring Wheat futures contracts listed for trading on the Minneapolis Grain Exchange, LLC (“MGEX”) (“MGEX HRS Wheat Futures Contracts”). KC HRW Wheat Futures Contracts and MGEX HRS Wheat Futures Contracts are referred to collectively in this supplement as “Alternative Wheat Futures Contracts.”

The Fund has not changed its investment objective, its Benchmark or the Benchmark Component Futures Contracts. Under normal market conditions, the Fund will continue to seek to achieve its investment objective by investing in Benchmark Component Futures Contracts and in cash and cash equivalents. The Fund expects to invest in Alternative Wheat Futures Contracts only if, and only to the extent that, position limits, accountability levels or price fluctuation limits applicable to the Benchmark Component Futures Contracts restrict the Fund’s ability to invest in Benchmark Component Futures Contracts in the amounts necessary to seek its investment objective. The allocation of the Fund’s investments to Alternative Wheat Futures Contracts, generally, and among the different types of Alternative Wheat Futures Contracts, shall be subject to the sole discretion and judgment of the Sponsor. The Fund intends to invest in Alternative Wheat Futures Contracts in the same contract months as its then-existing Benchmark Component Futures Contract holdings. A list of the Fund’s holdings that will be used for the Fund’s next calculated NAV can be found on the Fund’s website at https://teucrium.com/weat.

Because KC HRW Wheat Futures Contracts and MGEX HRS Wheat Futures Contracts reference different classes of wheat than the Benchmark Component Futures Contracts, and have different delivery locations, delivery terms and grade specifications, their prices may not move in the same direction or to the same degree as the prices of the Benchmark Component Futures Contracts. To the extent the Fund invests in Alternative Wheat Futures Contracts, the correlation between changes in the Fund’s NAV and changes in the Benchmark may be lower, and the Fund may experience increased tracking error. The markets for Alternative Wheat Futures Contracts are less liquid than the market for the Benchmark Component Futures Contracts, which may cause the Fund to pay more to establish, or receive less to liquidate, a position than it would in the Benchmark Component Futures Contracts.

CBOT Wheat, CBOT KC Hard Red Winter Wheat and MGEX Hard Red Spring Wheat are each separate “core referenced futures contracts” under Part 150 of the CFTC’s regulations, and each is subject to its own federal position limits as well as to separate exchange-set position limits and accountability levels. Accordingly, while an investment in Alternative Wheat Futures Contracts may provide the Fund with capacity that is additional to the capacity available to it in the Benchmark Component Futures Contracts, that additional capacity is finite and is itself subject to position limits and accountability levels. Positions in Alternative Wheat Futures Contracts held by the Fund will be aggregated with positions held in the same contracts by other commodity pools and accounts owned or managed by the Sponsor for purposes of applying those limits.

Amendments to the Prospectus

The Prospectus is hereby amended as follows. To the extent that any statement in the Prospectus is inconsistent with the disclosure in this supplement, the disclosure in this supplement supersedes and replaces such statement.

1. The third sentence of the third paragraph of the section titled “PROSPECTUS SUMMARY – Operation of the Fund” is deleted and replaced with the following:

However, if necessary in order to comply with regulatory requirements or in view of conditions in the wheat market (including a potential lack of liquidity in the futures market for the Benchmark Component Futures Contracts), the Fund will invest in wheat futures contracts other than the Benchmark Component Futures Contracts, including KC Hard Red Winter Wheat futures contracts listed on the CBOT (“KC HRW Wheat Futures Contracts”) or Hard Red Spring Wheat futures contracts listed on MGEX (“MGEX HRS Wheat Futures Contracts”), or in swap agreements, forward contracts and options, a brief description of which may be found in “Appendix A – Glossary of Defined Terms.”

2. The fifth paragraph of the section titled “Risks Associated with Investing Directly or Indirectly in Wheat – Changes in the Fund’s NAV may not correlate well with changes in the price of the Benchmark. If this were to occur, you may not be able to effectively use the Fund as a way to hedge against wheat related losses or as a way to indirectly invest in wheat” is hereby deleted and replaced with the following:

As of August 28, 2026, the Fund held approximately 9,254 Benchmark Component Futures Contracts, representing approximately 48% of the all-months-combined position limit applicable to CBOT Wheat futures contracts. Pursuant to the CFTC’s and the exchanges’ aggregation requirements, all accounts owned or managed by the Sponsor are combined for speculative position limit purposes, and as of August 28, 2026, the aggregate position of the Sponsor and its affiliates in CBOT Wheat futures contracts represented approximately 51% of that limit. There is no way to predict if or when investor demand might cause the Fund to approach position limits.

The Fund has no intention of purchasing wheat interests on foreign exchanges. If the Fund’s ability to invest in Benchmark Component Futures Contracts is restricted by position limits, accountability levels or price fluctuation limits, the Fund may instead invest in KC Hard Red Winter Wheat futures contracts listed on the CBOT (“KC HRW Wheat Futures Contracts”) or Hard Red Spring Wheat futures contracts listed on MGEX (“MGEX HRS Wheat Futures Contracts”), in the same contract months as its then-existing Benchmark Component Futures Contract holdings. CBOT Wheat, CBOT KC Hard Red Winter Wheat and MGEX Hard Red Spring Wheat are each separate core referenced futures contracts under Part 150 of the CFTC’s regulations and are each subject to separate federal and exchange-set position limits and accountability levels, which are described under “Position Limits, Aggregation Limits, Price Fluctuation Limits.” Investing in KC HRW Wheat Futures Contracts or MGEX HRS Wheat Futures Contracts may cause changes in the Fund’s NAV to correlate less closely with changes in the Benchmark, because those contracts reference different classes of wheat and have different delivery locations, delivery terms and grade specifications than the Benchmark Component Futures Contracts, and are less liquid.

3. The second sentence of the first paragraph of the section titled “The Fund’s Operating Risks – Position limits, accountability levels and daily price fluctuation limits set by the CFTC and the exchanges have the potential to cause tracking error, which could cause the price of Shares to substantially vary from the Benchmark and prevent you from being able to effectively use the Fund as a way to hedge against wheat related losses or as a way to indirectly invest in wheat” is hereby deleted and replaced with the following:

For example, the current position limits for investments at any one time in the Benchmark Component Futures Contracts are 1,200 spot month contracts and 19,300 contracts for all months combined. Separate position limits apply to KC HRW Wheat Futures Contracts and to MGEX HRS Wheat Futures Contracts, as set forth under “Position Limits, Aggregation Limits, Price Fluctuation Limits.”

4. The third sentence of the third paragraph of the section titled “THE OFFERING – The Fund in General” is deleted and replaced with the following:

However, if necessary, in order to comply with regulatory requirements or in view of conditions in the wheat market (including a potential lack of liquidity in the futures market for the Benchmark Component Futures Contracts), the Fund will invest in wheat futures contracts other than the Benchmark Component Futures Contracts, including KC HRW Wheat Futures Contracts or MGEX HRS Wheat Futures Contracts, or in swap agreements, forward contracts and options.

5. The sixth paragraph of the section titled “THE OFFERING – Operation of the Fund” is deleted and replaced with the following:

In seeking to achieve the Fund’s investment objective of tracking the Benchmark, the Sponsor reserves the right to enter into or hold Wheat Futures Contracts other than the Benchmark Component Futures Contracts and/or other wheat interests on behalf of the Fund. For example, the Fund may enter into and hold KC HRW Wheat Futures Contracts and MGEX HRS Wheat Futures Contracts. Because KC HRW Wheat Futures Contracts and MGEX HRS Wheat Futures Contracts reference different classes of wheat than the Benchmark Component Futures Contracts, and have different delivery locations, delivery terms and grade specifications, their prices may not move in the same direction or to the same degree as the prices of the Benchmark Component Futures Contracts. To the extent the Fund invests in KC HRW Wheat Futures Contracts or MGEX HRS Wheat Futures Contracts, the correlation between changes in the Fund’s NAV and changes in the Benchmark may be lower, and the Fund may experience increased tracking error.

OTC wheat interests can generally be structured as the parties to the contract desire. Therefore, the Fund might enter into multiple OTC wheat interests intended to exactly replicate the performance of each of the three Benchmark Component Futures Contracts, or a single OTC wheat interest designed to replicate the performance of the Benchmark as a whole. Assuming that there is no default by a counterparty to an OTC wheat interest, the performance of the wheat interest will necessarily correlate exactly with the performance of the Benchmark or the applicable Benchmark Component Futures Contract. The Fund might also enter into or hold wheat interests other than the Benchmark Component Futures Contracts to facilitate effective trading, consistent with the discussion of the Fund’s “roll” strategy discussed in the preceding paragraph. In addition, the Fund might enter into or hold wheat interests that would be expected to alleviate overall deviation between the Fund’s performance and that of the Benchmark that may result from certain market and trading inefficiencies or other reasons.

6. The fifth paragraph of the section titled “THE OFFERING – Futures Contracts” is deleted and replaced with the following:

Benchmark Component Futures Contracts and KC HRW Wheat Futures Contracts are traded on the CBOT (which is part of the CME Group) in units of 5,000 bushels and 5,000 bushels, respectively. Generally, futures contracts traded on the CBOT are priced by floor brokers and other exchange members through an electronic, screen-based system that electronically determines the price by matching offers to purchase and sell. Futures contracts traded on the MGEX are traded in units of 5,000 bushels and are priced through an electronic, screen-based system that matches offers to purchase and sell using a matching engine that algorithmically determines the execution price. Futures contracts may also be based on commodity indices, in that they call for a cash payment based on the change in the value of the specified index during a specified period. No futures contracts based on an index of wheat prices are currently available, although the Fund could enter into such contracts should they become available in the future.

7. The third paragraph of the section titled “THE OFFERING – Futures Contracts – Impact of Position Limits, Accountability Levels, and Price Fluctuation Limits” is hereby deleted and replaced with the following:

The Fund does not intend to limit the size of the offering and will attempt to expose substantially all of its proceeds to Benchmark Component Futures Contracts and cash and cash equivalents. If the Fund encounters position limits, accountability levels, or price fluctuation limits for Benchmark Component Futures Contracts, it may then, if permitted under applicable regulatory requirements, purchase KC HRW Wheat Futures Contracts, MGEX HRS Wheat Futures Contracts, other wheat interests and/or Wheat Futures Contracts listed on foreign exchanges. However, the Wheat Futures Contracts available on such other exchanges reference different classes of wheat and may have different underlying sizes, deliveries, and prices. In addition, the Wheat Futures Contracts available on these exchanges are subject to their own position limits and accountability levels. In any case, notwithstanding the potential availability of these instruments in certain circumstances, position limits could force the Fund to limit the number of Creation Baskets that it sells.

8.  The table in the section of the Statement of Additional Information titled “Regulation – Position Limits, Aggregation Limits, Price Fluctuation Limits” is hereby deleted and replaced with the following:

Commodity Future	Spot Month Position Limit	All Months Combined Position Limit
CBOT Wheat (W)	1,200 contracts	19,300 contracts
CBOT KC Hard Red Winter Wheat (KW)	1,200 contracts	12,000 contracts
MGEX Hard Red Spring Wheat (MWE)	1,200 contracts	12,000 contracts

The following paragraph is hereby added immediately following that table:

Each of CBOT Wheat, CBOT KC Hard Red Winter Wheat and MGEX Hard Red Spring Wheat is a separate core referenced futures contract for purposes of the Position Limits Rule, and the limits set out above apply separately to the Fund’s positions in each such contract. Positions in referenced contracts, including futures, futures-equivalent positions, options and economically equivalent swaps, are aggregated for purposes of applying these limits. As a result, an investment by the Fund in cleared wheat swaps that are economically equivalent to the Benchmark Component Futures Contracts would not provide the Fund with capacity in addition to the limits applicable to CBOT Wheat futures contracts.

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The date of this Prospectus supplement is August 31, 2026.